SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Table of Contents

Press Release of April 5, 2006 – Coca-Cola Hellenic Bottling Company S.A. discontinues discussions with C. Cardassilaris & Sons S.A.

Press Release of April 7, 2006 – Coca-Cola Hellenic Bottling Company S.A. announces the successful completion of its tender offer for Lanitis Bros Public Limited

Press Release of May 16, 2006 – Results for three months ended 31 March 2006 (IFRS)

Press Release of May 18, 2006 – Coca-Cola Hellenic Bottling Company S.A. – Shareholders Invitation to Annual General Meeting

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

discontinues discussions with C. Cardassilaris & Sons S.A.

Athens, Greece – April 5, 2006 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that it has discontinued its discussions with C. Cardassilaris & Sons S.A. (a dry nuts company listed on the Athens Exchange).

On February 9, 2006 C. Cardassilaris & Sons S.A. and CCHBC confirmed that preliminary discussions were taking place to explore possible opportunities for co-operation. Following these discussions, CCHBC has concluded that an agreement in accordance with its investment criteria was not feasible. CCHBC has therefore decided to permanently discontinue talks with C. Cardassilaris & Sons S.A.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics London Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel.: (+30 210) 618 3100, Fax: (+30 210) 619 9914 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

Announces the successful completion of its tender offer for Lanitis Bros Public Limited

Athens, Greece – 7 April 2006 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today the successful completion of its tender offer for the outstanding share capital of Lanitis Bros Public Limited on terms that have previously been announced.

Following the completion of the offer CCHBC controls 95.43% of the outstanding share capital of Lanitis Bros Public Limited. Coca-Cola HBC intends to apply for a de-listing of the Lanitis Bros shares from the Cyprus Stock Exchange and acquire the remaining shares that were not tendered in the offer.

Doros Constantinou, Managing Director of Coca-Cola HBC said: “We are pleased that we have completed this acquisition. Lanitis Bros is truly a total beverage company with a strong portfolio of products. It has a long, successful tradition as the market leader in Cyprus, and we are delighted to welcome the Lanitis Bros organisation to CCHBC.”

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou George Toulantas Anna Konoplianikova	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics London Greg Quine	Tel: (+44) 20 7269 7206 Mobile: (+44) 7940 538950 e-mail: greg.quine@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia,

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the three months ended 31 March 2006 (IFRS)

A solid start to the year

FIRST QUARTER HIGHLIGHTS

•                  Volume of 340 million unit cases, 9% above 2005,

•                  Steady progress in underlying operating profit (EBIT) to €54 million, 12% above prior year (reported: €31 million),

•                  Underlying net profit of €20 million, 39% above prior year (reported: €6 million),

•                  Underlying EPS of €0.08, 33% above prior year (reported: €0.02).

Note: Underlying financial indicators (Operating profit, EPS, etc.) exclude the recognition of pre-acquisition tax losses and restructuring costs as per page 3.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

‘I am pleased with our performance during the first three months of the year which reflects solid organic volume growth combined with favourable price mix. The quarter was also positively impacted by the contribution of our juice business in Russia, Multon, which we acquired during April 2005.

While the first quarter is typically a small one for our business, it was particularly encouraging to see volume improvement and pricing realisation in line with our expectations across most countries. Importantly, we continued to enhance our marketplace capabilities with the addition of new sales personnel and successfully rolling out our full beverage portfolio strategy. We are also pleased to have finalised the Fresh & Co acquisition in March and the purchase of 95% of Lanitis in April, both of which will provide excellent opportunities for CCHBC.’

16 May 2006

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 31 March 2006 (IFRS)

Coca-Cola HBC (‘CCHBC’ or the ‘Group’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 27 countries serving a population of over 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the United States (‘US GAAP’), which are available on our website: www.coca-colahbc.com

INQUIRIES:

Company contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchbc.com

George Toulantas Investor Relations Associate	Tel: +30 210 618 3255 email: george.toulantas@cchbc.com

Anna Konoplianikova Investor Relations Analyst	Tel: +30 210 618 3124 email: anna.konoplianikova@cchbc.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: FD US Jim Olecki	Tel: +1 212 850 5600 email: jolecki@fd-us.com

Overview

Coca-Cola HBC (‘CCHBC’ or the ‘Group’) delivered solid underlying EBIT and EPS growth in the first quarter of 2006, driven primarily by organic volume growth, price realisation ahead of cost increases and the contribution of our Russian juice business Multon.

Reported volume grew by 9% in the period under review and approximately 6% excluding the contribution of Multon, which we did not own in the first quarter of 2005. All product categories continued to achieve positive volume growth with core CSDs growing over 2%, and non-CSDs delivering low double digit growth.

Our net sales revenue benefited from strong volume growth, price realisation and a favourable currency impact. Pricing improved during the quarter across all segments in line with our plans. This includes the developing markets where key countries such as Poland, Hungary, Croatia and the Czech Republic realised strong volume performance and market share gains, following last year’s marketing initiatives to bring consumers back into our franchise.

Underlying operating profit grew by 12% over the first quarter to €54.2 million from €48.4 million during the prior year as a result of solid organic volume growth, gross margin improvement and the contribution of Multon, all of which more than offset higher raw material costs.

As a result of the factors outlined above, underlying net profit improved to €20.3 million compared to €14.6 million in the same period last year. Underlying EPS grew 33% in the quarter to €0.08, compared to €0.06 last year. Multon contributed €0.02 to EPS in the first quarter of 2006.

Cash flow generated from operating activities less capital expenditure amounted to €30.1 million versus €33.0 million in the first quarter of 2005.

Reconciliation of Reported to Underlying Financial Indicators

1st Quarter	Volume	EBIT	Net Profit	Earnings per Share
	(million unit cases)	(€ million)	(€ million)	(€ million)
Reported financial indicators	339.5	30.8	5.6	0.02

Recognition of pre-acquisition tax losses		3.6	0.0	0.00

Restructuring costs – cash		11.7	8.8	0.04

Restructuring costs – non-cash		8.1	5.9	0.02

Underlying financial indicators	339.5	54.2	20.3	0.08

Operational Review by Reporting Segments

	Volume (million unit cases)
1st Quarter	2006	2005	% Change

Established Markets	125.1	125.2	0%

Developing Markets	62.7	57.4	+9%

Emerging Markets	151.7	128.4	+18%

Coca-Cola HBC	339.5	311.0	+9%

	Underlying EBIT (€ million)			Reported EBIT (€ million)
1st Quarter	2006	2005	% Change	2006	2005	% Change

Established Markets	45.5	44.2	+3%	25.9	39.1	(34)%

Developing Markets	(6.3)	(5.8)	(9)%	(9.0)	(5.8)	(55)%

Emerging Markets	15.0	10.0	+50%	13.9	10.0	39%

Coca-Cola HBC	54.2	48.4	+12%	30.8	43.3	(29)%

Established markets

Volume

Unit case volume was 125 million for the first quarter of 2006, at the same level as the prior year. Although still early in the year, Greece performed well reporting mid single digit volume growth behind planned promotional activity. Italy, Ireland and Austria all had volumes broadly in line with last year despite having the high selling Catholic Easter period in mid April, as opposed to late March last year. In Switzerland, while we continued to experience softness in CSD and non-CSD volume, we expect our market initiatives to reverse those trends in the future.

Operating profit (EBIT)

Established markets contributed €46 million to the Group’s underlying EBIT for the first quarter of 2006, 3% above prior year. Greece reported a mid single digit profit growth versus the previous year behind an encouraging mid single digit volume growth and pricing improvement during the first quarter. Switzerland, despite soft volume, reported solid profit improvement as a result of effective cost containment. Both Austria and Ireland maintained last year’s profit levels for the quarter, while Italy’s profit was negatively impacted by the upfront investments in marketing activities and additional sales personnel related to the nationwide route to market roll out. These investments allowed for a successful start of this important initiative and will lay the right foundation for further profit growth.

Developing markets

Volume

Unit case volume was 63 million for the first quarter of 2006, 9% above prior year. Our pricing initiatives were absorbed well in this segment, and all our key countries reported strong volume growth despite exceptionally cold weather in the region. In these markets, core CSDs continued to grow while our non-CSD brands grew at high double digits, with a particularly high growth from our water brands.

Operating profit (EBIT)

Developing markets posted an underlying operating loss of €6 million, approximately the same result as the prior year. Excluding Croatia, which was impacted negatively by changes in recycling requirements and certain one-off items, the developing markets improved EBIT by approximately €2 million. Hungary made significant profit progress behind its high double digit volume growth, while also the Baltics, Czech Republic & Slovakia and Slovenia made profit progress. EBIT in Poland was in line with last year.

Emerging markets

Volume

Unit case volume of 152 million for the first quarter of 2006, was 18% above prior year. Despite the impact of an exceptionally cold winter, Russia continued to perform well in the first quarter, posting low double digit growth. Romania reported strong double digit growth with successful performance across all categories driven by new product launches and flavour extensions. Our volume performance in Nigeria was negatively impacted by the continued disruption from civil unrest and the impacts from the nation-wide population census resulted in the loss of seven trading days.

Operating profit (EBIT)

Emerging markets contributed €15 million to the Group’s underlying EBIT for the first quarter of 2006 compared to €10 million in the same period last year. Most of the profit progress came from Russia and Multon, where the business continues to enjoy a strong profit momentum behind volume growth.

Group Financial Review

	First quarter
	2006	2005	% Change
	€ million	€ million

Volume in unit cases (in millions)	339.5	311.0	+9%

Net sales revenue	1,067.6	925.4	+15%

Cost of goods sold	(649.7)	(566.3)	+15%

Gross profit	417.9	359.1	+16%

Total operating expenses	(387.1)	(315.8)	+23%

Underlying total operating expenses	(363.7)	(310.7)	+17%

Operating profit (EBIT)	30.8	43.3	(29)%

Underlying operating profit (EBIT)	54.2	48.4	+12%

EBITDA	122.4	121.3	+1%

Underlying EBITDA	134.1	121.3	+11%

Net profit attributable to shareholders	5.6	13.2	(58)%

Underlying net profit attributable to shareholders	20.3	14.6	+39%

Underlying basic and diluted EPS (in Euro)	0.08	0.06	+33%

Net sales revenue

Net sales revenue for the first quarter of 2006 increased by approximately 15% versus the first quarter of 2005. On a currency neutral basis, net sales revenue per unit case for the Group increased by a healthy 3%, with the established and emerging market segments increasing approximately 3% and 13% respectively. In the developing market segment, net sales revenue per unit case on a currency neutral basis remained flat during the first quarter versus prior year. This is the result of selective pricing opportunities we have been able to capture, offset by the faster growth of the lower revenue water segment in these markets.

Cost of goods sold

Cost of goods sold increased by 15% over the first quarter of 2005, behind volume growth of 9%. On a per unit case basis, cost of goods sold increased by 2.5% to €1.87 in the first quarter of 2006 from €1.82 for the comparable period of 2005 on a currency neutral basis. This increase was due to raw material cost increases primarily on sugar, cans and juices.

Gross profit

Gross profit margin over the first quarter increased from 38.8% last year to 39.1%, as a result of revenue growth ahead of cost increases and continued focus on supply chain effectiveness.

Operating expenses

Total underlying operating expenses increased by 17%, or 7% on a per unit case basis. This reflects our continued investment in the strengthening of our sales force capabilities and the logistics cost impact of our route to market initiatives in Italy and some other markets.

Operating profit (EBIT)

Underlying operating profit (EBIT) increased by 12% from €48.4 million last year to €54.2 million this quarter as a result of strong volume growth and various initiatives highlighted above.

Tax

CCHBC’s underlying effective tax rate, excluding the amortisation of, and adjustments to, intangible assets, was approximately 41% versus 58% for the same period last year. This rate is quoted before any tax credit arising from the current recognition of previously unrecognised accumulated tax benefits. The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories. We continue to expect our effective tax rate, excluding the amortisation of, and adjustments to, intangible assets for the full year to be approximately 26% (this rate excludes any tax credits arising through the current recognition of previously unrecognised accumulated tax losses).

Net profit

Underlying net profit for the first quarter of 2006 increased by 39% from €14.6 million last year to €20.3 million.

Cash flow

Cash flow generated from operating activities was less by €8.0 million from €109.4 million last year to €101.4 million this quarter. After deducting capital expenditure, operating cash flow was approximately €30.1 million during the first quarter of 2006, compared to approximately €33.0 million for the same period last year.

Capital expenditure

CCHBC’s net capital expenditure, net of receipts from disposal of assets and including principal repayments of finance lease obligations, amounted to €75.3 million for the first quarter of 2006, in line with the same period last year.

Acquisition of Serbian juice company Fresh & Co

On 13 March 2006, we acquired, jointly with TCCC, 100% of Fresh & Co, one of the leading producers of fruit juices in Serbia & Montenegro. The acquisition includes a production facility located at Subotica and the juice and nectar brands “Next” and “Su-Voce”. The net consideration for the transaction was €21.4 million (excluding acquisition costs) with the assumption of debt of an additional €24.0 million. CCHBC’s share of the purchase price and debt was €22.7 million.

Acquisition of Lanitis Bros Public Limited

On 5 April 2006, we took control of Lanitis Bros Public Limited (“Lanitis Bros”). As at 16 May 2006, a total of 238,559,665 shares or approximately 95.43% of Lanitis Bros outstanding share capital had been acquired. The total consideration paid for these shares was €71.5 million. Lanitis Bros has been delisted from the Cyprus Stock Exchange, and we intend to acquire the remaining shares.

Acquisition of Traficante Group

On 14 February 2006, we announced that we have agreed to acquire, jointly with TCCC, 100% of Traficante Group, a producer of high quality mineral water in Italy with significant water reserves. The acquisition includes two production facilities in the south, as well as the national source-water brand “Lilia” and “Lilia Kiss” (still and sparkling). The total net consideration for the transaction is estimated to be €35 milion (including debt but excluding acquisition costs). The transaction is subject to regulatory approval and is expected to be finalised in the second quarter of 2006.

Update on restructuring costs

On 24 February 2006, the production in the Athens plant ceased, and on 10 March 2006, the warehouses of Messologi, Corfu and Rhodes were closed in line with previously announced restructuring initiatives in Greece. These initiatives are expected to support the growth of the business as well as yield significant operating efficiency benefits in future years.

As communicated in 2004, we have decided to take certain initiatives in order to consolidate our manufacturing network through rationalising sites, relocating manufacturing lines, and streamlining our warehouses in the Republic of Ireland and Northern Ireland. In 2005, a decision was made to develop a single all-island facility located in Northern Ireland at Knockmore Hill.

In addition, during the first quarter of 2006 we restructured our distribution system in Croatia which has now been outsourced to third party contractors. Moreover, we rationalised our warehouse, distribution and administrative processes in various other countries.

Overall, restructuring costs during the first quarter of 2006 amounted to €19.8 million before tax. The benefits of these initiatives have already been incorporated into our guidance and long term growth model.

2006 Full Year Outlook

Our performance in the first quarter of 2006, although a small quarter for our business, provided a solid start to the year. Although we are witnessing an improved input costs environment, opposed to the full year of 2005, certain raw material cost pressures continue to persist. However, through a combination of our cost containment plans, hedging initiatives already in place and volume, price and mix improvement, we expect our financial targets to be in line with our long term growth model. Taking this into account and including the acquisitions of Lanitis Bros in Cyprus and Fresh & Co in Serbia, but excluding the acquisition of Trafficante which is expected to be finalised in the second quarter of the year, our underlying financial targets for 2006 remain unchanged as follows:

•              Volume growth of approximately 8%

•              EBIT growth of 11%-13%

•              EPS of €1.50-€1.53, an increase of 12%-14%

•              ROIC is expected to improve by 75 basis points

The recently acquired businesses of Lanitis Bros and Fresh & Co are expected to contribute approximately 1.5% to volume growth, approximately 1% to EBIT growth and €0.01 to EPS in 2006.

As we continue to invest in growing our business and as the acquisitions are finalised, we expect our net capital expenditure to be in the range of €460-480 million. In addition, it is anticipated that net capital expenditure related to the single all Ireland facility will be in the range of €40-45 million over the 2005-2007 period, with approximately €15 million having been spent so far.

Conference Call

CCHBC will host a conference call with financial analysts to discuss the 2006 first quarter results on 16 May 2006 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2006, business strategy and the effects of our recent acquisitions on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 31 March 2006 (IFRS)

Condensed consolidated income statement (unaudited)

		Three months to	Three months to
	Note	31 March 2006	1 April 2005
		€ million	€ million

Net sales revenue	3	1,067.6	925.4
Cost of goods sold		(649.7)	(566.3)

Gross profit		417.9	359.1

Operating expenses		(363.7)	(310.7)
		54.2	48.4

Adjustments to intangible assets	4	(3.6)	(3.4)
Restructuring costs	5	(19.8)	(1.7)

Total operating expenses		(387.1)	(315.8)

Operating profit (EBIT)	3	30.8	43.3

Finance costs	6	(17.1)	(13.8)
Share of results of associates		—	0.1

Profit before taxation		13.7	29.6

Taxation	7	(6.7)	(15.6)

Profit for the period		7.0	14.0

Attributable to:
Minority interests		1.4	0.8
Shareholders of the Group		5.6	13.2
		7.0	14.0

Basic & diluted earnings per share (Euro)	8	0.02	0.06

Volume (million unit cases)	3	339.5	311.0

EBITDA (€ million)	3	122.4	121.3

The notes on pages 16 to 21 are an integral part and should be read with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 31 March 2006 (IFRS)

Condensed consolidated balance sheet (unaudited)

				As at
		As at	As at	31 December
	Note	31 March 2006	1 April 2005	2005
		€ million	€ million	€ million
Assets

Intangible assets	9	1,849.9	1,679.4	1,846.8
Property, plant and equipment	9	2,309.8	2,108.5	2,287.4
Other non-current assets		85.1	64.6	87.5

Total non-current assets		4,244.8	3,852.5	4,221.7

Inventories		445.0	349.4	377.1
Trade and other receivables		809.9	699.5	803.7
Cash and cash equivalents	10	475.0	247.5	182.4

Total current assets		1,729.9	1,296.4	1,363.2

Total assets		5,974.7	5,148.9	5,584.9

Liabilities

Short-term borrowings	10	562.0	290.1	575.8
Other current liabilities		1,049.2	929.5	990.2

Total current liabilities		1,611.2	1,219.6	1,566.0

Long-term borrowings	10	1,628.9	1,482.6	1,327.5
Other non-current liabilities		284.1	335.2	243.5

Total non-current liabilities		1,913.0	1,817.8	1,571.0

Shareholders’ equity		2,354.3	2,022.5	2,352.6
Minority interests		96.2	89.0	95.3

Total equity		2,450.5	2,111.5	2,447.9

Total equity and liabilities		5,974.7	5,148.9	5,584.9

The notes on pages 16 to 21 are an integral part and should be read with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 31 March 2006 (IFRS)

Condensed consolidated cash flow statement (unaudited)

	Note	Three months to 31 March 2006	Three months to 1 April 2005	Year ended 31 December 2005
		€ million	€ million	€ million

Operating profit		30.8	43.3	460.9
Depreciation of property, plant and equipment	9	80.6	73.7	315.3
Amortisation of intangible assets	9	0.3	—	0.6
Adjustments to intangible assets	4	3.6	3.4	26.5
Employee share options		0.8	0.9	3.6
Other non-cash items	9	6.4	—	0.9
		122.5	121.3	807.8

(Gains) losses on disposal of non-current assets		—	0.1	(10.9)
Increase in inventories		(60.2)	(7.3)	(12.1)
Decrease (increase) in trade and other receivables		32.3	5.2	(88.2)
Increase in trade payables and other liabilities		16.3	0.2	27.9
Taxation paid		(9.5)	(10.1)	(105.3)
Cash flow generated from operating activities		101.4	109.4	619.2

Investing activities:
Payment for purchase of property, plant and equipment		(71.3)	(76.4)	(423.5)
Receipts from disposal of property, plant and equipment		0.7	6.0	29.7
Net (payments for) receipts from investments		(9.4)	0.1	(0.2)
Proceeds from sale of trademark		—	2.6	9.0
Net payments for acquisition of subsidiaries		(10.8)	(0.2)	(195.0)
Net cash used in investing activities		(90.8)	(67.9)	(580.0)
Financing activities:

Proceeds from shares issued to employees exercising stock options		—	—	36.6
Net increase in borrowings		313.3	191.1	210.0
Principal repayments of finance lease obligations		(4.7)	(4.6)	(16.8)
Net interest paid		(24.5)	(19.4)	(50.6)
Net dividend paid to group shareholders and minority interests		—	—	(76.5)
Net cash generated in financing activities		284.1	167.1	102.7

Increase in cash and cash equivalents		294.7	208.6	141.9

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		182.4	38.3	38.3
Increase in cash and cash equivalents		294.7	208.6	141.9
Effect of changes in exchange rates		(2.1)	0.6	2.2

Cash and cash equivalents		475.0	247.5	182.4

The notes on pages 16 to 21 are an integral part and should be read with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 31 March 2006 (IFRS)

Consolidated statement of movements in equity (unaudited)

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Balance as at 31 December 2004	119.1	1,640.3	59.7	306.5	(145.3)	1,980.3	87.7	2,068.0

Profit for the period	—	—	—	—	13.2	13.2	0.8	14.0
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.2	—	0.2	—	0.2
Cash flow hedges:
Losses taken to equity	—	—	—	(0.4)	—	(0.4)	—	(0.4)
Losses transferred to profit and loss for the period	—	—	—	2.4	—	2.4	—	2.4
Foreign currency translation	—	—	26.3	—	—	26.3	1.7	28.0
Tax on items taken directly to or transferred from equity	—	—	—	0.1	—	0.1	—	0.1
Comprehensive income	—	—	26.3	2.3	13.2	41.8	2.5	44.3
Share based compensation						—
Options	—	—	—	0.9	—	0.9	—	0.9
Employee share purchase plan	—	—	—	(0.5)	—	(0.5)	—	(0.5)
Acquisition of shares held by minority interests	—	—	—	—	—	—	(0.1)	(0.1)
Appropriation of reserves	—	—	—	1.4	(1.4)	—	—	—
Dividends	—	—	—	—	—	—	(1.1)	(1.1)
Balance as at 1 April 2005	119.1	1,640.3	86.0	310.6	(133.5)	2,022.5	89.0	2,111.5

Profit for the period	—	—	—	—	294.9	294.9	11.5	306.4
Valuation gains on available-for-sale investments taken to equity	—	—	—	1.2	—	1.2	—	1.2
Cash flow hedges:
Gains taken to equity	—	—	—	0.3	—	0.3	—	0.3
Losses transferred to profit and loss for the period	—	—	—	1.3	—	1.3	—	1.3
Foreign currency translation	—	—	58.2	—	—	58.2	3.5	61.7
Tax on items taken directly to or transferred from equity	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Comprehensive income	—	—	58.2	2.6	294.9	355.7	15.0	370.7
Shares issued to employees exercising stock options	1.2	35.4	—	—	—	36.6	—	36.6
Share based compensation
Options	—	—	—	2.7	—	2.7	—	2.7
Employee share purchase plan	—	—	—	1.8	—	1.8	—	1.8
Reinvestment of shares held by minority interests	—	—	—	—	—	—	0.1	0.1
Appropriation of reserves	—	—	—	(46.6)	46.6	—	—	—
Dividends	—	—	—	—	(66.7)	(66.7)	(8.8)	(75.5)
Balance as at 31 December 2005	120.3	1,675.7	144.2	271.1	141.3	2,352.6	95.3	2,447.9

The notes on pages 16 to 21 are an integral part and should be read with these condensed consolidated financial statements.

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Balance as at 31 December 2005	120.3	1,675.7	144.2	271.1	141.3	2,352.6	95.3	2,447.9

Profit for the period	—	—	—	—	5.6	5.6	1.4	7.0
Valuation gains on available-for-sale investments taken to equity	—	—	—	1.6	—	1.6	—	1.6
Cash flow hedges:
Gains taken to equity	—	—	—	1.5	—	1.5	—	1.5
Losses transferred to profit and loss for the period	—	—	—	0.6	—	0.6	—	0.6
Foreign currency translation	—	—	(7.5)	—	—	(7.5)	0.4	(7.1)
Tax on items taken directly to or transferred from equity	—	—	—	(0.7)	—	(0.7)	—	(0.7)
Comprehensive income (loss)	—	—	(7.5)	3.0	5.6	1.1	1.8	2.9
Share based compensation
Options	—	—	—	0.8	—	0.8	—	0.8
Movement in shares held for equity compensations reserve	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Appropriation of reserves	—	—	—	2.3	(2.3)	—	—	—
Dividends	—	—	—	—	—	—	(0.9)	(0.9)
Balance as at 31 March 2006	120.3	1,675.7	136.7	277.0	144.6	2,354.3	96.2	2,450.5

The notes on pages 16 to 21 are an integral part and should be read with these condensed consolidated financial statements.

Coca-Cola Hellenic Bottling Company S.A.

Results for the three months ended 31 March 2006 (IFRS)

Condensed notes to the consolidated financial statements (unaudited)

1.             Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005.

Operating results for the three months ended 31 March 2006 are not indicative of the results that may be expected for the year ended 31 December 2006 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34, Interim Financial Reporting, and should be read in conjunction with the 2005 annual financial statements, which include a full description of Coca-Cola HBC’s (‘CCHBC’ or the ‘Group’) accounting policies.

2.             Exchange rates

For CCHBC, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for period to		Closing as at
	31 March	1 April	31 March	31 December
	2006	2005	2006	2005
US dollar	1.21	1.30	1.20	1.19
UK sterling	0.69	0.69	0.69	0.69
Polish zloty	3.86	4.05	3.96	3.84
Nigerian naira	154.64	173.07	153.00	153.96
Hungarian forint	257.20	244.84	267.00	251.70
Swiss franc	1.56	1.55	1.57	1.56
Russian rouble	33.77	36.47	33.47	34.19
Romanian lei	3.55	3.75	3.54	3.68

3.             Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operated in 26 countries in the first quarter, and its financial results are reported in the following segments:

Established markets:

Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro and Ukraine.

	Volume in	Net sales
	unit cases	revenue	EBITDA	EBIT
	million	€ million	€ million	€ million
Established markets
3 months ended 31 March 2006	125.1	516.7	65.2	25.9
3 months ended 1 April 2005	125.2	502.4	72.5	39.1
12 months ended 31 December 2005	563.5	2,262.3	382.3	235.9

Developing markets
3 months ended 31 March 2006	62.7	171.8	7.8	(9.0)
3 months ended 1 April 2005	57.4	154.7	11.3	(5.8)
12 months ended 31 December 2005	305.9	841.1	115.7	43.4

Emerging markets
3 months ended 31 March 2006	151.7	379.1	49.4	13.9
3 months ended 1 April 2005	128.4	268.3	37.5	10.0
12 months ended 31 December 2005	708.7	1,676.9	309.8	181.6

Total CCHBC
3 months ended 31 March 2006	339.5	1,067.6	122.4	30.8
3 months ended 1 April 2005	311.0	925.4	121.3	43.3
12 months ended 31 December 2005	1,578.1	4,780.3	807.8	460.9

4.             Adjustments to intangible assets

During 2005 and 2006, CCHBC recognised deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, ‘Income Taxes’, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €3.6 million (2005: €3.4 million) has been recorded in operating expense for the first three months of the year and a deferred tax credit of €3.6 million (2004: €3.4 million) included within taxation on the income statement.

5.             Restructuring costs

Restructuring charges of €19.8 million before tax were recorded in the first quarter (2005: €1.7 million). This was comprised of cash restructuring charges of €11.7 million (2005: nil), charges for the impairment of property, plant and equipment of €6.4 million (2005: nil) and accelerated depreciation of €1.7 million (2005: €1.7 million). The restructuring charges primarily relate to initiatives in Greece, Ireland and Croatia. Specifically, on 24 February 2006, the production in the Athens plant ceased. In addition, on 10 March 2006 the Greek warehouses of Messologi, Corfu and Rhodes closed. These initiatives are expected to support the growth of the Greek business as well as yield significant operating efficiency benefits in future years. A total restructuring charge for Greece of €11.8 million (cash and non-cash) was recorded in the first quarter. In Croatia, €2.6 million of cash charges have been recorded in 2006 in respect of rationalisation of the delivery function. In Ireland, the project to develop a single all-island production facility is proceeding well. During the quarter, we recorded €1.7 million of accelerated depreciation. We expect to incur a further €6.2 million of accelerated depreciation over the next twelve months in relation to the project. A further €3.7 million of restructuring charges were incurred in relation to other restructuring activities throughout the Group.

6.             Finance costs

	Three months to	Three months to
	31 March 2006	1 April 2005
	€ million	€ million

Interest expense	18.1	13.5
Net foreign exchange translation losses (gains)	0.4	(1.9)
Fair value losses on interest rate swaps	—	2.9
Interest income	(1.4)	(0.7)
Total finance costs	17.1	13.8

7.             Taxation

The effective tax rate for the Group differs from the 2006 Greek statutory rate of 29% (2005: 32%) as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Group operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Group range from 0%-37%.

A best estimate of the expected full year average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which are not necessarily referable to the current period’s operations.

The effective tax rate, (excluding the amortisation of, and other adjustments to, intangible assets) is expected to be approximately 26% for the full year 2006. This rate is quoted before any tax credit is recognised for the current recognition of previously unrecognised accumulated tax benefits.

8.                                   Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Group by the weighted average number of shares in issue during the period (2006: 240,692,002 shares, 2005: 238,260,129 shares).

9.                                   Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million

Opening net book value as at 1 January 2006	2,287.4	1,846.8
Additions	96.0	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(3.6)
Arising on current year acquisitions	15.4	7.9
Arising on prior year’s acquisitions	—	1.4
Disposals	(2.2)	—
Impairment	(6.4)	—
Depreciation / amortisation	(80.6)	(0.3)
Foreign exchange differences	0.2	(2.3)
Closing net book value as at 31 March 2006	2,309.8	1,849.9

10.                            Net debt

	As at	As at	As at
	31 March 2006	1 April 2005	31 December 2005
	€ million	€ million	€ million

Long-term borrowings	1,628.9	1,482.6	1,327.5
Short-term borrowings	562.0	290.1	575.8
Cash and cash equivalents	(475.0)	(247.5)	(182.4)
Net debt	1,715.9	1,525.2	1,720.9

On 24 March 2006, Coca-Cola HBC Finance plc issued €350.0 million Floating Rate Notes due 24 March 2009. The notes were guaranteed by Coca-Cola Hellenic Bottling Company S.A. and Coca-Cola HBC Finance B.V., and were issued under the Group’s €2.0 billion Medium Term Note Programme. The notes were primarily issued in order to fund the acquisition of Lanitis Bros Public Limited (as discussed in Note 14) and the repayment of the Eurobond maturing in June 2006. The majority of the increase in long-term borrowings and cash and cash equivalents from 31 December 2005 was a result of this issuance.

11.                            Dividends

The directors propose a dividend of €0.30 per share (totalling €72.2 million) for the year ended 31 December 2005. The dividend will be submitted for approval at the Annual General Meeting to be held on 20 June 2006.

12.                            Contingencies

There have been no significant changes in contingencies since 31 December 2005 (as described in the 2005 Annual report).

13.                            Recent acquisition of Fresh & Co

On 13 March 2006, we acquired, jointly with TCCC, 100% of Fresh & Co, one of the leading producers of fruit juices in Serbia & Montenegro. The acquisition includes a production facility located at Subotica and the juice and nectar brands “Next” and “Su-Voce”. The acquisition is consistent with the Company’s strategy of expanding into the non-carbonated segment of the non-alcoholic beverages market. The net consideration for the transaction was €21.4 million (excluding acquisition costs) with the assumption of a debt of an additional €24.0 million. CCHBC’s share of the purchase price and debt was €22.7 million. At this stage, the acquisition has resulted in the recording of €7.2 million of trademarks and €0.7 million of goodwill. At this stage however, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalisation of valuations.

14.                            Post-balance sheet events

On 5 April 2006, we acquired Lanitis Bros Public Limited (“Lanitis Bros”). As at 16 May 2006, a total of 238,559,665 shares or approximately 95.43% of Lanitis Bros outstanding share capital had been acquired. The total consideration paid for these shares was €71.5 million. Lanitis Bros has been delisted from the Cyprus Stock Exchange, and we intend to acquire the remaining shares.

As at 31 March 2006, a total of 31,587,696 shares or approximately 12.64% of the outstanding share capital of Lanitis Bros had been purchased. The consideration paid for these shares was €9.5 million and is reflected in the other non current assets account in the condensed consolidated balance sheet.

On 24 April 2006, CCHBC completed the sale of its production site in Dublin. The gain on sale is approximately €14 million.

15.                            Employee numbers

The average number of full-time equivalent employees in the first quarter of 2006 was 40,707 (2005: 36,821).

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A

Shareholders invitation to the

Annual General Meeting

Athens – Greece – 18 May 2005 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC, the Company) announced today shareholders invitation to its Annual General Meeting (AGM).

As resolved by the Company’s Board of Directors on 16 May 2006, at its meeting no. 702 and in accordance with Codified Law 2190/1920 “re: Societes Anonymes” and article 17 of the Company’s Articles of Association, the Shareholders of the Societe Anonyme under the tradename “COCA-COLA HELLENIC BOTTLING COMPANY S.A.” and the distinctive title “COCA-COLA HBC” are invited to an Annual General Meeting, to be held in Maroussi of Attica, at the “VILLAGE CENTER” multiplex cinema, Room 8, 3 Frangoklissias Street, Maroussi, on Tuesday 20 June 2006, at 10:00 a.m., with the following Agenda:

1)              Submission of the Management Report of the Board of Directors and of the Audit Certificate of the Company’s Chartered Auditor-Accountant on the Company’s Financial Statements and activities for the fiscal year ended on 31.12.2005.

2)              Submission and approval of the Company’s annual Financial Statements for the fiscal year ended on 31.12.2005 and of the consolidated Financial Statements.

3)              Release of the members of the Board of Directors and of the Auditors of the Company from any liability for their activity during the fiscal year ended on 31.12.2005.

4)              Approval of the remuneration of the members of the Board of Directors for their participation in the meetings of the Board of Directors and their services to the Company for the fiscal year 2005 and pre-approval of remuneration for the fiscal year 2006 (1.1.2006 - 31.12.2006).

5)              Election of Statutory Auditors for the fiscal year 2006 (1.1.2006 - 31.12.2006) and determination of their fees.

6)              Approval of distribution of Profits (dividend) for the fiscal year 2005.

Shareholders wishing to attend the Annual General Meeting, must deposit at least five (5) full days prior to the AGM, the relevant blocking certificate from the Central Securities Depositary at the Company’s offices (9 Frangoklissias Street, Maroussi), in accordance with article 18 of the Articles of Association, together with the relevant proxy in the event that they wish to be represented at the AGM.

Shareholders may obtain further information on the items of the Agenda from the Company’s Investor Relations Department at +30 2106183208 and +30 210618 3106.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 27 countries serving a population of 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date May 26, 2006